Exhibit 99.2

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at November 6, 2012 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2012 and 2011. The unaudited interim consolidated statements and MD&A are presented in United States (“U.S.”) dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements in accordance with IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2011 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain detailed descriptions and maps of the Company’s producing and advanced royalty and stream assets. For additional information, the Company’s website can be found at www.franco-nevada.com.

Third Quarter 2012 Financial Highlights

(in millions of US dollars, except per share amounts)

•                  Revenue of $105.2 million (2011 - $113.3 million);

•                  Net Income of $52.0 million, or $0.36 per share (2011 - $44.1 million or $0.35 per share);

•                  Adjusted Net Income(1) of $45.3 million, or $0.31 per share (2011 - $39.8 million or $0.31 per share);

•                  Adjusted EBITDA(1) of $86.2 million, or $0.59 per share (2011 - $92.2 million or $0.73 per share);

•                  Cash and cash equivalents of $951.2 million as at September 30, 2012;

•                  No debt;

•                  Total shareholder’s equity of $3,221.2 million.

(1)         Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-20 of this MD&A.

Company Overview

Franco-Nevada is a gold royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world. Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation. Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends. The Company believes that an investment in Franco-Nevada can provide yield and more upside than a gold ETF with less risk than an operating gold company. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

Our vision is to be the leading gold-focused royalty and stream company. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective.

Our business model is to grow our portfolio with organic growth and acquisitions of high quality, high margin assets limiting our downside exposure but retaining upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics.

Franco-Nevada Q3 2012

Outlook for the remainder of 2012

The following contains forward-looking statements about our outlook for the remainder of 2012. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Revenue for the nine months ended September 30, 2012 was $312.9 million compared with $292.7 million for the nine months ended September 30, 2011, an increase of 6.9%. The average price of gold for the first nine months of 2012 was $1,652 per ounce compared with $1,530 per ounce for the comparable period of 2011, an increase of 8.0%. Growth in overall revenue was attributable to higher average gold prices, organic growth within the portfolio with assets such as Tasiast, Musselwhite and Hemlo making significant contributions to revenue in 2012, and recent acquisitions such as Edikan, Timmins West and Weyburn. This growth was partially offset due to lower average PGM, oil and gas prices for the nine months and lower revenue from Ezulwini as minimum payment provisions ceased at the end of 2011.

For the third quarter and nine months ended September 30, 2012, overall production attributable to Franco-Nevada from its royalty and stream interests has not been significantly different from original expectation. Similar production levels are expected for the fourth quarter of 2012 with the following exceptions:

•                  Production at Goldstrike is expected to be higher in the fourth quarter based on Barrick Gold Corporation’s public disclosures, which will benefit both the Company’s NSR and NPI royalties.

•                  The Company will record a full quarter of production from its Hemlo NPI, Subika and Duketon royalties, as these royalties surpassed payout or production thresholds or began commercial production in Q3 2012.

•                  Production from the Company’s South Africa assets, Mine Waste Solutions (“MWS”) and Ezulwini, will be negatively impacted by the ongoing labour disruptions in the country, as well as a 30 day shutdown at Ezulwini.

•                  In addition, with the acquisition of the net royalty interest on the Weyburn Unit, as described below in “2012 Business Developments”, revenue from the Company’s oil assets is expected to be higher.

2012 Business Developments

a)             Cobre Panama Precious Metals Stream

On August 20, 2012, the Company and Inmet Mining Corporation (“Inmet”) announced a $1 billion precious metals stream on the Cobre Panama copper project (“Cobre Panama”) which is owned 80% by Inmet and 20% by Korea Panama Mining Corp. Under the terms of the agreement, Franco-Nevada has committed to fund $1 billion of Inmet’s share of the development costs of Cobre Panama in exchange for the right to purchase the precious metals produced from Cobre Panama. Franco-Nevada’s $1 billion deposit will become available once Inmet’s aggregate funding for Cobre Panama has exceeded $1 billion, following which Franco-Nevada’s deposit will be drawn on a 1:3 ratio with Inmet’s subsequent funding. Franco-Nevada expects to fund the $1 billion in stages with the first draw expected in mid 2013.

The amount of gold and silver deliverable under the stream agreement is indexed to copper in concentrate produced from the entire project and approximates 86% of the payable precious metals attributable to Inmet’s 80% ownership. Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price.

b)             Weyburn Unit Net Royalty Interest

On November 6, 2012, the Company announced its intention to purchase a 11.7% net royalty interest on the Weyburn Unit for C$400 million.The transaction is expected to close by the end of December and increases the Company’s exposure to the Weyburn Unit, a long-life oil project located in Saskatchewan.

c)              MWS and Ezulwini

First Uranium Corporation (“FIU”) sold MWS to AngloGold Ashanti Limited (“AngloGold”) and Ezulwini to Gold One International (“Gold One”), respectively. On July 20, 2012, FIU announced the implementation of the sale of MWS to AngloGold. AngloGold and Franco-Nevada have agreed that Franco-Nevada will be entitled to receive 25% of all the gold produced through the MWS plant including treatment of any AngloGold tailings until Franco-Nevada has received 312,500 ounces of gold starting January 1, 2012.The sale of Ezulwini to Gold One was effective August 1, 2012. Franco-Nevada will continue to receive 7% of all gold produced from Ezulwini.

d)             Timmins West Royalty and Equity Investment

On February 29, 2012, the Company acquired a 2.25% NSR royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

e)              Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest for C$55.5 million, increasing its total working interest in the Weyburn Unit to approximately 2.26%.

Selected Financial Information

Selected financial information derived or calculated from the Company’s financial statements is set out below:

	For the	For the	For the	For the
	three months	three months	nine months	nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
(Expressed in millions of US dollars, except per share amount)	2012	2011	2012	2011
Statement of Income and Comprehensive Income
Revenue	$105.2	$113.3	$312.9	$292.7
Depletion and depreciation	31.2	34.7	93.9	97.4
Operating income	55.0	57.5	160.2	135.7
Net income	52.0	44.1	135.7	98.6
Basic earnings per share	$0.36	$0.35	$0.95	$0.80
Diluted earnings per share	$0.35	$0.34	$0.94	$0.79
Dividends declared per share	$0.15	$0.12	$0.42	$0.32
Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$85.0	$79.2	$236.8	$196.3

			As at	As at
			September 30,	December 31,
			2012	2011
Balance Sheet
Cash and cash equivalents			$951.2	$794.1
Short-term investments			179.4	16.7
Total assets			3,308.9	2,901.0
Deferred income tax liabilities			39.1	23.5
Total shareholders’ equity			3,221.2	2,834.2
Working capital(1)			1,181.6	851.1
Debt			Nil	Nil

(1)         Working capital is a non-IFRS financial measure with no standardized meaning under IFRS.  The Company defines working capital as current assets less current liabilities.

Selected quarterly financial information derived from the Company’s financial statements is set out below:

(Expressed in millions of US dollars,	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
except per share amounts)(3)	2012	2012	2012	2011	2011	2011	2011	2010
Revenue	$105.2	$102.7	$105.0	$118.5	$113.3	$106.3	$73.1	$74.9
Cost and expenses	50.2	51.2	51.3	226.2 (2)	55.8	61.0	40.1	46.2
Operating income (loss)	55.0	51.5	53.7	(107.7)	57.5	45.3	33.0	28.8
Other income (expenses)	11.5	(0.3)	5.7	6.8	6.1	0.8	(2.7)	(3.4)
Income tax expense	14.5	14.3	12.6	4.5	19.5	12.8	9.1	8.1
Net Income (Loss)	52.0	36.9	46.8	(105.4)	44.1	33.3	21.2	17.2
Basic earnings (loss) per share	$0.36	$0.26	$0.33	$(0.80)	$0.35	$0.27	$0.18	$0.15
Diluted earnings (loss) per share	$0.35	$0.25	$0.33	$(0.80)	$0.34	$0.26	$0.18	$0.15
Adjusted Net Income(1)	45.3	35.1	43.6	40.8	39.8	33.2	22.1	23.4
Adjusted Net Income(1) per share	$0.31	$0.24	$0.31	$0.31	$0.31	$0.26	$0.19	$0.20
Adjusted EBITDA(1)	86.2	82.5	85.4	94.2	92.2	82.6	58.4	61.1
Adjusted EBITDA(1) per share	$0.59	$0.57	$0.61	$0.72	$0.73	$0.65	$0.50	$0.53

(1)         Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 19-20 of this MD&A.

(2)         Includes impairment charges on royalty, stream and investments of $168.7 million.

(3)         Due to rounding, amounts may not calculate.

Financial Performance

Commodity prices - Three months ended September 30, 2012

The market prices of gold and PGMs are the primary drivers of the Company’s profitability and ability to generate cash flow for our shareholders with approximately 91.1% of our revenues being generated by precious metals in the three month period. Commodity prices continued to experience significant volatility, with an average gold price of $1,655 per ounce for the third quarter, a 2.6% decrease over the average gold price for the comparable period of $1,700 per ounce and a 2.7% increase over the average gold price for the second quarter of 2012 of $1,611 per ounce. Concerns about global economic growth, geopolitical issues, sovereign debt and deficit levels, and future inflation prospects continue to impact commodity prices, gold in particular.

Platinum and palladium prices averaged $1,500 and $613 per ounce, respectively, for the third quarter of 2012 which represented a decrease of 15.3% and 18.7%, respectively, over the average prices for the third quarter of 2011. Oil prices averaged $82 per barrel compared to $92 in the third quarter of 2011 and $84 per barrel in the second quarter of 2012.

Commodity prices - Nine months ended September 30, 2012

For the nine months, the average gold price was $1,652 per ounce compared with $1,530 per ounce for the comparable period, an increase of 8.0%. Platinum and palladium averaged $1,536 and $641 per ounce, respectively, which represented decreases of 13.8% and 16.5%, respectively, over the average prices for the nine months ended September 30, 2011 of $1,782 and $768 per ounce, respectively. Oil prices averaged $86 per barrel compared to $94 per barrel for the same period of the prior year.

Average Commodity Prices and Foreign Exchange Rates

	Three months ended
	September 30,	June 30,	September 30,
	2012	2012	2011
Gold/oz(1)	$1,655	$1,611	$1,700
Platinum/oz(1)	$1,500	$1,500	$1,771
Palladium/oz(1)	$613	$629	$754
Oil/bbl(2)	$82	$84	$92
C$ to US$(3)	$1.0055	$0.9897	$1.0206

	Nine months ended
	September 30,
	2012	2011
Gold/oz(1)	$1,652	$1,530
Platinum/oz(1)	$1,536	$1,782
Palladium/oz(1)	$641	$768
Oil/bbl(2)	$86	$94
C$ to US$(3)	$1.0003	$1.0228

(1)         London PM Fix - US$

(2)         Canadian Par Average (40 API) C$

(3)         Average of Bank of Canada noon rates US$

Currency exchange rates

The The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the U.S. dollar. The largest exposure the Company has is with respect to the Canadian/U.S. dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in U.S. dollars. The U.S. dollar continued to experience significant volatility against the Canadian dollar during the nine months ended September 30, 2012, trading in a range of $0.9710 to $1.0418 compared to $0.9449 to $1.0389 for the comparable period of the prior year. During the nine months of 2012, the Australian dollar traded in a range of $0.9689 to $1.0805 against the U.S. dollar compared to $0.9744 to $1.1025 for the nine months of 2011.

The effect of this volatility in the currencies against the U.S. dollar impacts the Company’s corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in its Canadian and Australian entities due to their respective functional currencies.

Net Income

Three Months 2012 to Three Months 2011

Net income for the three months ended September 30, 2012 was $52.0 million, or $0.36 per share, compared with net income of $44.1 million, or $0.35 per share, for the three months ended September 30, 2011. The increase in net income was driven primarily by (i) higher mark-to market amounts on warrants held; (ii) higher foreign exchange gains; (iii) and lower income taxes; and (iv) lower depletion and depreciation, partially offset by lower revenue and gains on the sale of investments.

Net Income Reconciliation - Q3 2011 to Q3 2012

(millions of US dollars)

Nine Months of 2012 to Nine Months of 2011

Net income for the nine months ended September 30, 2012 was $135.7 million, or $0.95 per share, compared with net income of $98.6 million, or $0.80 per share, for the nine months ended September 30, 2011, an increase of 37.6%. The increase in net income was driven primarily by higher revenue, foreign exchange gains and mark-to-market charges on warrants held, finance income due to higher cash balances held and lower depletion and depreciation, partially offset by lower gains on the sale of investments and a one-time recording of a gain on acquisition of Gold Wheaton. The Gold Wheaton transaction closed on March 14, 2011 therefore 2011 numbers include the financial results from the Gold Wheaton assets from March 14, 2011.

Net Income Reconciliation - Nine Months 2011 to Nine Months 2012

(millions of US dollars)

Revenue

Revenue for the three and nine months ended September 30, 2012 was $105.2 million and $312.9 million, respectively. This compares to $113.3 million and $292.7 million for the three and nine months ended September 30, 2011. Revenue for the three and nine months ended September 30, 2012 and 2011, respectively, was comprised of the following:

(Expressed in millions of US dollars)

		For the	For the	For the	For the
		three months	three months	nine months	nine months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
Property	Interest	2012	2011	2012	2011
Gold - United States
Goldstrike	NSR/NPI 2-4%/2.4-6%	$14.8	$14.5	$36.3	$36.0
Gold Quarry	NSR 7.29%	5.0	5.6	14.5	12.1
Marigold	NSR/GR 1.75-5%/0.5-4%	2.5	2.6	7.7	6.8
Bald Mountain	NSR/GR 0.875-5%	1.4	0.6	7.3	1.9
Mesquite	NSR 0.5-2%	0.8	1.1	3.1	3.5
Hollister	NSR 3-5%	0.7	1.5	2.2	3.9
Other		0.2	0.2	0.5	0.4
Gold - Canada
Sudbury	Stream 50%	3.6	4.9	11.5	10.3
Golden Highway	NSR 2-15%	3.6	3.1	10.0	6.9
Musselwhite	NPI 5%	1.6	—	4.6	—
Hemlo	NSR/NPI 3%/50%	3.2	0.3	4.2	0.8
Timmins West	NSR 2.25%	0.5	—	1.3	—
Other		—	—	0.3	—
Gold - Australia
Duketon	NSR 2%	1.8	0.9	3.4	2.1
Henty	GR 1/10%	0.5	0.9	2.5	2.8
South Kalgoorlie	NSR/GR 1.75%	0.4	0.3	0.9	0.7
Bronzewing	NSR 2%	0.7	0.2	1.7	0.7
Other		—	—	—	0.3
Gold - International
Palmarejo	Stream 50%	21.6	26.1	74.5	72.7
MWS	Stream 25%	8.1	11.7	26.8	21.7
Cooke 4 (Ezulwini)	Stream 7%	1.1	8.1	3.1	19.2
Tasiast	NSR 2%	1.9	1.5	5.1	1.5
Subika	NSR 2%	1.0	—	1.0	—
Cerro San Pedro	GR 1.95%	1.4	1.5	4.3	4.4
Edikan	NSR 1.5-3%	1.2	—	3.7	—
North Lanut	NSR 4%	0.7	0.6	1.7	2.0
Other		1.6	0.8	4.0	1.0
		79.9	87.0	236.2	211.7
PGMs
Stillwater	NSR 5%	4.5	6.1	13.6	19.3
Sudbury	Stream 50%	11.3	10.4	31.8	30.3
		15.8	16.5	45.4	49.6
Other Minerals
Mt. Keith	NPI/GR 0.25%/0.375%	0.4	0.9	1.8	3.3
Other		0.7	0.4	1.6	1.5
		1.1	1.3	3.4	4.8
Oil & Gas
Weyburn Unit	ORR 0.44%, WI 2.26%	4.9	2.9	16.1	9.1
Midale Unit	ORR 1.18%, WI 1.59%	1.0	1.0	3.2	3.1
Edson	ORR 15%	0.6	2.1	2.6	6.1
Other	Various	1.9	2.5	5.8	8.3
		8.4	8.5	27.9	26.6
Revenue		$105.2	$113.3	$312.9	$292.7

Revenue for the three and nine months ended September 30, 2012 and 2011 is presented by commodity, location and type of interest below:

	Revenue
	For the				For the
	three months ended				nine months ended
	September 30,				September 30,
	2012		2011		2012		2011
(expressed in millions of US dollars)	$	%	$	%	$	%	$	%
Commodity
Gold	$79.9	76.0	$87.0	76.8	$236.2	75.5	$211.7	72.4
PGM	15.8	15.0	16.5	14.6	45.4	14.5	49.6	16.9
Other Minerals	1.1	1.0	1.3	1.1	3.4	1.1	4.8	1.6
Oil & Gas	8.4	8.0	8.5	7.5	27.9	8.9	26.6	9.1
	$105.2	100.0	$113.3	100.0	$312.9	100.0	$292.7	100.0
Location
United States	$30.1	28.6	$32.5	28.7	$85.9	27.5	$84.9	29.0
Canada	32.4	30.8	27.1	23.9	91.8	29.3	75.1	25.7
Australia	4.1	3.9	3.3	2.9	10.9	3.5	10.1	3.5
International - Mexico	23.0	21.9	27.6	24.4	78.8	25.2	77.1	26.3
International - Other	15.6	14.8	22.8	20.1	45.5	14.5	45.5	15.5
	$105.2	100.0	$113.3	100.0	$312.9	100.0	$292.7	100.0
Type
Revenue-based	$44.4	42.2	$40.5	35.7	$128.3	41.0	$108.9	37.2
Streams	45.8	43.6	61.2	54.0	147.8	47.3	154.2	52.7
Profit-based	11.2	10.6	8.8	7.8	26.7	8.5	20.9	7.1
Working interests/other	3.8	3.6	2.8	2.5	10.1	3.2	8.7	3.0
	$105.2	100.0	$113.3	100.0	$312.9	100.0	$292.7	100.0

Quarterly Revenue by Commodity

(In accordance with IFRS accounting policies)

The Company’s revenue is generated from various forms of agreements, ranging from NSRs, streams, NPIs, working interests and other. For definitions of the various types of agreements, please refer to the Company’s Annual Information Form filed on sedar at www.SEDAR.com or the Company’s Form 40-F filed on EDGAR at www.sec.gov.

Three Months 2012 to Three Months 2011

Revenue continues to be earned from royalty and stream interests in lower risk countries with 85.2% of revenue being generated from assets located in North America and Australia in the third quarter of 2012.

Gold Revenue

Gold revenue decreased to $79.9 million in the three months ended September 30, 2012 compared to $87.0 million for the three months ended September 30, 2011. The decrease is attributable, in part, to a 2.6% lower average gold price and lower revenues from (i) Ezulwini, which did not benefit from minimum payment provisions in 2012, as they ceased at the end of 2011; and (ii) Palmarejo and MWS, due to lower production levels in the third quarter of 2012 compared to the third quarter of 2011. These decreases were offset by organic growth in the portfolio, with assets such as Musselwhite, Tasiast, Duketon and Bronzewing making contributions to third quarter revenue and recent acquisitions, such as Edikan, Subika and Timmins West, contributing to overall gold revenue in the third quarter of 2012.

The Company saw growth in its gold revenues from assets operating in Canada ($4.2 million) and Australia ($1.1 million). However these increases were offset by lower revenues earned from gold assets operating in the U.S. ($0.7 million) and internationally ($11.7 million).

Slightly lower gold revenue was realized from the U.S. assets in the third quarter of 2012 when compared to the third quarter of 2011 which was attributable to a lower average gold price.

Gold revenue from Canadian assets increased 50.6% to $12.5 million as a result of the initial revenue from the Hemlo NPI, which began generating revenue in the current quarter, the Musselwhite NPI, which began generating revenue in the fourth quarter of 2011, and the Golden Highway and Timmins West assets, all of which are located in the Timmins area of northern Ontario. The Company’s Sudbury assets generated lower gold revenue due to lower production.

International assets generated $38.6 million in the three months ended September 30, 2012 compared to $50.3 million in the third quarter of 2011. The decrease of $11.7 million was attributable to (i) Ezulwini ($7.0 million) as the minimum stream provisions ceased at the end of 2011; and (ii) Palmarejo ($4.5 million) and MWS ($3.6 million), both due to lower production levels and lower average gold price. These decreases were partially offset by revenue generated from Edikan ($1.2 million) and Subika ($1.0 million), acquisitions made in 2010 and 2011, and other assets ($1.2 million).

PGM Revenue

PGM revenue decreased to $15.8 million for the three months ended September 30, 2012 compared with $16.5 million for the three months ended September 30, 2011. PGM revenue was negatively impacted by lower average commodity prices as described above and lower production from Stillwater partially offset by higher production from the Sudbury assets.

Oil & Gas Revenue

Oil & gas revenue was $8.4 million for the third quarter for 2012 compared with $8.5 million for the same period of the prior year. The decrease is due to lower average oil & gas prices partially offset by higher revenue from the Weyburn Unit due to the recent acquisition of an additional 1.15% Weyburn Unit working interest.

Nine Months 2012 to Nine Months 2011

Gold Revenue

Gold revenue grew to $236.2 million in the nine months ended September 30, 2012 compared to $211.7 million for the nine months ended September 30, 2011, an increase of 11.6%. This increase is attributable to a 8.0% stronger average gold price in 2012 than 2011 in addition to acquisitions and organic growth within the portfolio which are further explained below.

The most significant movement in gold revenue came from our Canadian assets which increased by $13.9 million, or 77.2%. The increase was attributable to our NPI royalties, Musslewhite ($4.6 million) and Hemlo ($3.4 million), both of which began generating revenue to the Company within the last nine months, the Golden Highway assets ($3.1 million) which had higher production, Timmins West ($1.3 million), a recent addition to the Company’s royalty portfolio, the Sudbury assets ($1.2 million) and other assets ($0.3 million).

The Company’s U.S. assets generated $71.6 million in gold revenue in the nine months ended September 30, 2012, up from $64.6 million in the same period of 2011. Growth is attributable to Bald Mountain ($5.4 million) and Gold Quarry ($2.4 million) due to higher production and average gold price.

The international gold assets contributed $124.2 million to revenue for the period compared to $122.5 million for 2011. Decreased revenue from Ezulwini ($16.1 million) was offset by increases at MWS ($5.1 million), recent acquisitions, such as Edikan ($3.7 million) and Subika ($1.0 million), organic growth from Tasiast ($3.6 million) and other assets ($3.0 million). The decrease at Ezulwini is due to the cessation of minimum stream payments as the Company benefitted from a minimum annual payment from Ezulwini. Tasiast began generating revenue for the Company in late Q3 2011 following the operations surpassing an aggregate production threshold.

PGM Revenue

PGM revenue decreased to $45.4 million for the first nine months of 2012 compared with $49.6 million for the first nine months of 2011. PGM revenue was negatively impacted by lower average commodity prices as described above and lower production from Stillwater partially offset by higher production from the Sudbury assets.

Oil & Gas Revenue

Oil & gas revenue was $27.9 million for the nine months ended September 30, 2012 compared with $26.6 million for the same period of the prior year. The increase is due to higher revenue from the Weyburn Unit working interest partially offset by lower average oil and gas prices.

Costs and Expenses

Three Months 2012 to Three Months 2011

Costs and expenses for the three months ended September 30, 2012 were $50.2 million compared to $55.8 million in the three months ended September 30, 2011. The following table provides a list of the costs and expenses incurred by the Company for the three months ended September 30, 2012 and 2011.

	Three months ended September 30,
(In millions of US dollars)	2012	2011	Variance
Cost of sales	$14.3	$16.2	$(1.9)
Depletion and depreciation	31.2	34.7	(3.5)
Corporate administration	4.2	4.4	(0.2)
Business development	0.5	0.5	—
	$50.2	$55.8	$(5.6)

Cost of sales, which comprises the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $14.3 million for the three months ended September 30, 2012 compared with $16.2 million for the three months ended September 30, 2011. The decrease of $1.9 million is attributable to (i) lower cost of stream sales of $3.0 million due to lower production from the international stream assets, including Ezulwini, Palmarejo and MWS; and (ii) lower Montana net proceeds tax of $0.1 million due to lower revenue from Stillwater; partially offset by higher (i) oil & gas production taxes and operating costs of $1.2 million due to the acquisition of an additional 1.15% Weyburn Unit working interest.

Depletion and depreciation totaled $31.2 million and $34.7 million for the three months ended September 30, 2012 and 2011, respectively. The decrease in depletion of $3.5 million is primarily due to lower depletion on Ezulwini ($2.0 million), oil & gas assets ($1.3 million) and other ($0.2 million).

Corporate administration decreased to $4.2 million in the third quarter of 2012 from $4.4 million for the same period of the prior year. The decrease is due to lower (i) legal and filing fees of $0.5 million; (ii) tax and consulting fees of $0.3 million; and (iii) stock-based compensation of $0.2 million; all partially offset by higher salaries of $0.4 million due to higher employer health taxes in connection with the exercise of certain stock options and higher Board costs of $0.4 million associated with the mark-to-market of the Company’s deferred share units.

Business development expenses were $0.5 million for the three months ended September 30, 2012 and 2011, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Other Income/Expenses

Other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held by the Company and gains and losses from the sale of gold where settlement of the royalty/stream obligation is taken in kind from the operators.

Other income for the three months ended September 30, 2012 was $8.3 million compared to other expenses of $1.2 million in the three months ended September 30, 2011. The following table provides a list of the other income/expenses incurred by the Company for the three months ended September 30, 2012 and 2011.

	Three months ended September 30,
(In millions of US dollars)	2012	2011	Variance
Foreign exchange gain/(loss)	$0.6	$1.2	$(0.6)
Mark-to-market gain/(loss) on warrants	7.3	(2.4)	9.6
Gain on sale of gold	0.4	—	0.5
	$8.3	$(1.2)	$9.5

Foreign exchange gains include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and inter-company loans, held in the parent Company, which are denominated in either U.S. dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange gain and other income was $8.3 million in the third quarter of 2012 (2011 - expenses of $1.2 million) which was comprised of $0.6 million related to foreign exchange gains on intercompany debt securities (2011 - $1.2 million), $7.3 million related to the mark-to-market gains related to publicly-traded warrants held (2011 - loss of $2.4 million) and gain on the sale of gold of $0.4 million (2011 - Nil).

Finance Costs and Finance Income

For the quarter ended September 30, 2012, finance income was $3.5 million (2011 - $1.3 million) which was earned on the Company’s cash equivalents and/or short-term investments. Finance costs consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set up costs incurred with respect to the facility. For the quarter ended September 30, 2012, standby fees were $0.2 million (2011 - $0.1 million) and amortization of issuance costs were $0.1 million (2011- $0.1 million).

Income Taxes

For the quarter ended September 30, 2012, the Company had an income tax expense of $14.5 million (2011 - $19.5 million). This is comprised of a current income tax expense of $5.7 million (2011 - $11.9 million) from the Company’s U.S., Mexican and Australian entities partially offset by an income tax recovery in Canada; and a deferred income tax expense of $8.8 million (2011 - $7.6 million) related to the Company’s Canadian and Australian entities partially offset by deferred income tax recoveries in the U.S. and Mexico. The Company’s effective tax rate decreased to 21.8% for the third quarter of 2012 compared to 30.7% for the same period in 2011. The reduction is the result of mark-to market gains on warrants held in Canada and the unrealized foreign exchange gains on the translation of the Mexican entity.

Nine Months 2012 to Nine Months 2011

Costs and expenses for the nine months ended September 30, 2012 were $152.7 million compared to $157.0 million in the nine months ended September 30, 2011. The following table provides a list of the costs and expenses incurred by the Company for the nine months ended September 30, 2012 and 2011.

	Nine months ended September 30,
(In millions of US dollars)	2012	2011	Variance
Cost of sales	$45.5	$45.9	$(0.4)
Depletion and depreciation	93.9	97.4	(3.5)
Corporate administration	11.6	12.4	(0.8)
Business development	1.7	1.3	0.4
	$152.7	$157.0	$(4.3)

Cost of sales, which comprises the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $45.5 million for the first nine months of 2012 compared with $45.9 million for the first nine months of 2011.The decrease of $0.4 million is attributable to (i) lower cost of stream sales ($3.1 million) due to lower stream ounces from the international assets; partially offset by higher oil & gas production taxes and operating costs ($2.7 million) due to the additional Weyburn Unit working interest acquired with an effective date of January 1, 2012.

Depletion and depreciation totaled $93.9 million and $97.4 million for the nine months ended September 30, 2012 and 2011, respectively. Depletion for the nine months ended September 30, 2012 was lower on oil & gas assets ($4.1 million), Goldstrike ($3.5 million), Ezulwini ($3.0 million) and Stillwater ($2.3 million). These decreases were partially offset by higher depletion on MWS ($5.4 million), Mt Muro ($1.3 million), Timmins West ($1.0 million), Edikan ($0.9 million), Hemlo ($0.7 million) and other assets ($0.1 million).

Corporate administration decreased to $11.6 million in the nine months ended September 30, 2012 from $12.4 million for the same period of the prior year. The decrease is due to lower (i) stock-based compensation ($1.3 million); (ii) legal and filing fees ($0.4 million); and (iii) tax and consulting fees ($0.2 million); partially offset by higher (i) salaries ($0.4 million) related to employer’s health taxes; (ii) Board fees ($0.4 million); (iii) Saskatchewan resource surcharge ($0.2 million) related to the additional oil & gas interests; and (iv) office expenses ($0.1 million).

Business development expenses were $1.7 million and $1.3 million for the nine months ended September 30, 2012 and 2011, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Other Income/Expenses

Other income for the nine months ended September 30, 2012 was $9.6 million compared to $3.5 million in the nine months ended September 30, 2011. The following table provides a list of the other income incurred by the Company for the nine months ended September 30, 2012 and 2011.

	Nine months ended September 30,
(In millions of US dollars)	2012	2011	Variance
Foreign exchange gain/(loss)	$(0.2)	$(3.8)	$3.6
Mark-to-market on warrants	9.9	(2.9)	12.8
Loss on sale of gold	(0.1)	—	(0.1)
Loss from equity investee	—	(1.7)	1.7
Gain on sale of investments	—	6.2	(6.2)
Gain on acquisition of Gold Wheaton	—	5.7	(5.7)
	$9.6	$3.5	$6.1

Foreign exchange losses and other income was $9.6 million in the first nine months of 2012 (2011 - $3.5 million) which was comprised of $0.2 million related to foreign exchange losses on intercompany debt securities (2011 - $3.8 million), $9.9 million related to the mark-to-market gains related to publicly-traded warrants held by Gold Wheaton (2011 - loss of $2.9 million) and loss on the sale of gold of $0.1 million (2011 - Nil). In 2011, the Company recorded a gain on the acquisition of Gold Wheaton of $5.7 million which occurred on March 14, 2011 and a gain on the sale of available-for-sale investments of $6.2 million.

Finance Costs and Finance Income

For the nine months ended September 30, 2012, finance income was $8.2 million (2011 - $2.9 million) which was earned on the Company’s cash equivalents and/or short-term investments. For the nine months ended September 30, 2012, standby fees were $0.5 million (2011 - $0.8 million) and amortization of issuance costs were $0.4 million (2011- $0.3 million). In the nine months ended September 30, 2011, the Company re-structured its credit facility and expensed $0.9 million related to the previous facility and incurred $0.1 million in interest related to the acquisition of Gold Wheaton on March 14, 2011.

Income Taxes

For the nine months ended September 30, 2012, the Company had an income tax expense of $41.4 million (2011 -$41.4 million). This is comprised of a current income tax expense of $26.9 million (2011 - $32.2 million) from the Company’s U.S., Mexican and Australian entities partially offset by an income tax recovery in Canada; and a deferred income tax expense of $14.5 million (2011 - $9.2 million) related to the Company’s Canadian and Australian entities partially offset by deferred income tax recoveries in the U.S. and Mexico. The Company’s effective tax rate decreased to 23.4% for the first nine months of 2012 compared to 29.6% for the same period in 2011 which is attributable to lower income being earned in lower tax jurisdictions in 2012 when compared to 2011.

Non-IFRS Financial Measures - EBITDA, Adjusted EBITDA and Adjusted Net Income

Adjusted EBITDA for the three and nine months ended September 30, 2012 and 2011 is presented by commodity, location and type of interest below:

	Adjusted EBITDA
For the three months ended September 30,	2012		2011
(expressed in millions of US dollars)	$	%	$	%
Commodity
Gold	$67.3	78.1%	$70.1	76.0%
PGM	11.9	13.8%	13.5	14.7%
Other	1.0	1.2%	1.4	1.5%
Oil & Gas	6.0	6.9%	7.2	7.8%
	$86.2	100.0%	$92.2	100.0%
Location
United States	$27.3	31.7%	$29.5	32.0%
Canada	25.6	29.6%	22.1	23.9%
Australia	3.9	4.5%	3.2	3.5%
International - Mexico	16.8	19.5%	20.3	22.0%
International - Other	12.6	14.7%	17.1	18.6%
	$86.2	100.0%	$92.2	100.0%
Type
Revenue-based	$39.8	46.1%	$36.7	39.8%
Streams	33.3	38.6%	44.8	48.6%
Profit-based	10.2	11.8%	8.1	8.8%
Working interests and other	2.9	3.5%	2.6	2.8%
	$86.2	100.0%	$92.2	100.0%

	Adjusted EBITDA
For the nine months ended September 30,	2012		2011
(expressed in millions of US dollars)	$	%	$	%
Commodity
Gold	$194.7	76.6%	$166.9	71.6%
PGM	35.3	13.9%	39.4	16.9%
Other	3.2	1.3%	4.6	2.0%
Oil & Gas	20.9	8.2%	22.2	9.5%
	$254.1	100.0%	$233.1	100.0%
Location
United States	$77.7	30.6%	$76.6	32.8%
Canada	72.0	28.3%	59.2	25.4%
Australia	10.4	4.1%	9.7	4.2%
International - Mexico	57.8	22.7%	54.5	23.4%
International - Other	36.2	14.3%	33.1	14.2%
	$254.1	100.0%	$233.1	100.0%
Type
Revenue-based	$115.3	45.4%	$97.7	41.9%
Streams	107.0	42.1%	108.5	46.5%
Profit-based	24.2	9.5%	19.3	8.3%
Working interests and other	7.6	3.0%	7.6	3.3%
	$254.1	100.0%	$233.1	100.0%

EBITDA

EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income; and

•                  Depletion and depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to (i) fund working capital needs; (ii) service working interest capital requirements; (iii) fund acquisitions; and (iv) fund dividend payments. Management uses EBITDA for this purpose. EBITDA is frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•                Income tax expense;

•                Finance costs;

•                Finance income;

•                Foreign exchange gains/losses and other expenses;

•                Gains and losses on the sale of investments;

•                Income and losses from equity investees;

•                Impairment charges related to royalty, stream and working interests and investments; and

•                Depletion and depreciation.

Management uses Adjusted EBITDA to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are both recurring and non-recurring, management believes that Adjusted EBITDA is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure, which excludes the following from net income:

•                Foreign exchange gains/losses and other expenses;

•                Gains and losses on the sale of investments;

•                Impairment charges related to royalty, stream and working interests and investments;

•                Unusual non-recurring items; and

•                Impact of income taxes on these items.

Management uses Adjusted Net Income to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to Net Income in this measure include items that are both recurring and non-recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-IFRS financial measures enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of these non-IFRS financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by analysts and other royalty/stream companies.

EBITDA, Adjusted EBITDA and Adjusted Net Income are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently.

Non-IFRS Financial Measures - Reconciliation

Below are reconciliations of Net Income to EBITDA, Net Income to Adjusted EBITDA and Net Income to Adjusted Net Income and the calculations of per share amounts for the three and nine months ended September 30, 2012 and 2011, respectively:

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in millions, except per share amounts)	2012	2011	2012	2011
Net Income	$52.0	$44.1	$135.7	$98.6
Income tax expense	14.5	19.5	41.4	41.4
Finance costs	0.3	0.2	0.9	2.1
Finance income	(3.5)	(1.3)	(8.2)	(2.9)
Depletion and depreciation	31.2	34.7	93.9	97.4
EBITDA	$94.5	$97.2	$263.7	$236.6
Basic Weighted Average Shares Outstanding	145.3	127.1	143.1	123.4
EBITDA per share	$0.65	$0.76	$1.84	$1.92
Net Income	$52.0	$44.1	$135.7	$98.6
Income tax expense	14.5	19.5	41.4	41.4
Finance costs	0.3	0.2	0.9	2.1
Finance income	(3.5)	(1.3)	(8.2)	(2.9)
Depletion and depreciation	31.2	34.7	93.9	97.4
Foreign exchange (gains)/losses and other expenses	(8.3)	1.2	(9.6)	6.7
Loss from equity investee	—	—	—	1.7
Gain on investments	—	(6.2)	—	(11.9)
Adjusted EBITDA	$86.2	$92.2	$254.1	$233.1
Adjusted EBITDA per share	$0.59	$0.73	$1.78	$1.89
Net Income	$52.0	$44.1	$135.7	$98.6
Foreign exchange (gain)/loss and other (income)/expenses, net of income tax	(0.4)	(0.6)	0.4	3.2
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	(5.4)	—	(17.0)
Mark-to-market changes on derivative	(6.3)	(1.7)	(8.6)	2.1
Loss from equity investee, net of income tax	—	—	—	1.2
Transaction costs of Gold Wheaton, net of income tax	—	—	—	5.6
Credit facility costs written off, net of income tax	—	—	—	0.6
Withholding taxes reversal	—	—	(3.5)	—
Adjusted Net Income	$45.3	$39.8	$124.0	$94.3
Adjusted Net Income per share	$0.31	$0.31	$0.87	$0.76

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities, relating to operating activities, was $85.0 million and $79.2 million for the three months ended September 30, 2012 and 2011, respectively. For the nine months ended September 30, 2012, cash provided by operating activities before changes in non-cash assets and liabilities was $236.8 million and $196.3 million, respectively. The increase was attributable to higher revenues earned in the first nine months of 2012 compared to 2011.

Investing Activities

Net cash used in investing activities during the three months ended September 30, 2012 was $148.8 million compared with net cash provided by $22.8 million for the three months ended September 30, 2011. Cash was used primarily for the purchase of short-term investments in the third quarter of 2012. For the nine months ended September 30, 2012 and 2011, net cash used in investing activities was $277.4 million and $244.7 million, respectively. In 2011, the Company used $379.0 million in cash as part of its acquisition of Gold Wheaton.

The Company invests its excess funds in various treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds. As at September 30, 2012, the investments had various maturities upon acquisition of between 7 and 183 days. Accordingly, as at September 30, 2012, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

Financing Activities

Net cash provided by financing activities was $53.6 million for the three months ended September 30, 2012 compared to net cash used in financing activities of $6.4 million for the three months ended September 30, 2011. The increase is due to proceeds from the exercise of warrants and stock options in the third quarter of 2012 compared to the third quarter of 2011. Net cash generated from financing activities was $200.0 million for the nine months ended September 30, 2012 compared with net cash used of $28.8 million for the same period of the prior period. The increase is due to the exercise of warrants and stock options in 2012 which generated $255.8 million in proceeds to the Company.

Cash Resources and Liquidity

Management’s objectives when managing the Company’s capital are to:

a) ensure that the Company maintains the level of capital necessary to meet requirements; and

b) provide shareholders with sustained growth in shareholder value by increasing shareholders’ equity.

As at September 30, 2012, the Company’s cash, cash equivalents and short-term investments totaled $1.1 billion (December 31, 2011 - $810.8 million). In addition, the Company held available-for-sale investments at September 30, 2012 with a combined value of $121.8 million (December 31, 2011 - $74.4 million), of which $86.8 million was held in publicly traded equity instruments (December 31, 2011 - $44.1 million). Working capital as at September 30, 2012 was $1.2 billion compared with $851.1 million as at December 31, 2011. The increase is largely due to the proceeds from the exercise of warrants and along with cash generated from operations offset by the acquisitions as described in the 2012 Business Developments section above and the payment of dividends.

The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of the Company’s credit facility.

The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost of administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and refined gold purchase commitments

The Company has certain ore and refined gold purchase commitments related to its stream agreements once the ore is produced from the mining activities.

Cobre Panama Precious Metals Stream

On August 20, 2012, the Company announced the acquisition of a precious metals stream on Inmet’s Cobre Panama copper project in Panama. Franco-Nevada has committed to fund a $1.0 billion deposit for development of the Cobre Panama project, to be drawn down on a 1:3 ratio with Inmet’s funding after Inmet’s aggregate funding for the project has exceeded $1 billion. Cobre Panama’s total capital requirement is estimated to be $6.2 billion, of which Inmet’s share is $4.8 billion. Franco-Nevada expects to fund the $1 billion in stages over a three year period with the first draw expected in mid 2013.

Under the terms of the precious metals stream agreement, Franco-Nevada will pay $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price. The gold and silver delivered under the precious metals stream agreement is indexed to the copper in concentrate produced from the Cobre Panama project.

New Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company is committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s New Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of New Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed unless it is terminated by Franco-Nevada. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of U.S.$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Capital Resources

As of November 6, 2012, the Company has the entire amount of $175.0 million, or its Canadian dollar equivalent, available under its credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of November 6, 2012, U.S. and Canadian dollar advances under the facility would bear interest rates of 4.25% and 3.50%, respectively.

For the three and nine months ended September 30, 2012, standby fees of $0.2 million (2011 - $0.1 million) and $0.5 million (2011 - $0.8 million), respectively, were incurred and paid.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil & gas properties and the assessment of recoverability of the interests in mineral and oil & gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Revenue

Royalty, stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Dividend income is recognized as the dividends are declared.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty/stream interests are depleted using the units-of-production method over the life of the property to which the royalty/stream interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties which is provided by the operator or determined based on public disclosures from the operators.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged decreases in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty/stream interests in production and development stage mineral properties is evaluated based upon estimated future discounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated recoverable amount, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a deferred income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s deferred income tax net liabilities may include certain deferred tax benefits which are recognized when it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company is included in the Company’s Annual Information Form for the year ended December 31, 2011, a copy of which can be found on SEDAR at www.sedar.com.

As of November 6, 2012, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	146,548,567
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	1,902,700
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	4,181,750
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	241,493
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	125,043
Diluted common shares	161,510,322

Notes:

(1)         The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)         There were 1,902,700 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$42.67 per share.

(3)         In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing. To-date 1,944,988 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants. With respect to the warrants, 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 (C$64.27 per share equivalent exercise price) and 875,000 warrants (136,150 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

			Number of	Equivalent		Equivalent
	Exercise		Gold Wheaton	Franco-Nevada		Franco-Nevada
Expiry Dates	Price		Warrants	Exercise Price		Common Shares
July 8, 2013	C$	10.00	25,999,998	C$	64.27	4,045,600
May 25, 2014	C$	5.00	875,000	C$	32.13	136,150
Total			26,874,998			4,181,750

(4)         In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share. To date, 489,205 Gold Wheaton stock options have been exercised.

(5)         In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable in 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are significant to the Company. As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2012, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the U.S. dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure and the Company’s disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2012, there has been no change in Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Statement on Forward-looking Information

Certain information contained in this MD&A, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: risks associated with closing announced acquisitions; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; the Company’s PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: closing of announced acquisitions; the ongoing operation of the properties in which Franco-Nevada holds a royalty; stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.